Craig F. Zappetti Phone:(215) 972-7896 Fax:(215) 972-2284 czappetti@saul.com www.saul.com

December 5, 2007

United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Attn: Anne Nguyen Parker

Re:	Brooklyn Cheesecake & Desserts Company, Inc.
Information Statement on Schedule 14C/A1
Filed January 8, 2007
File No. 1-13984

Dear Ms. Parker:

We are counsel to Brooklyn Cheesecake & Desserts Company, Inc. (the “Company”). As stated in our letter dated April 5, 2007, the Company agrees with your analysis regarding Schedule 14C and hereby withdraws its Preliminary Information Statement that it filed with the Commission on January 8, 2007. The Company has now filed a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) for an annual meeting of shareholders that it plans to file on February 4, 2008.

On behalf of the Company, please find responses to the Commission’s letter dated February 9, 2007. For ease of review, the Commission’s comments are set forth immediately prior to the Company’s response.

General

1.  This letter pertains only to the information statement and response letter dated January 8, 2007. Please be advised that we are still in the process of reviewing responses with respect to your periodic reports.

We note your comment but also understand that the Commission has now completed the process of reviewing the Company’s periodic reports.

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
December 5, 2007

2.  We note your reference to documents incorporated by reference. Please explain to us why you are attempting to incorporate by reference your form 10-KSB for the fiscal year ended 2005 and Forms 10-QSB and Forms 8-K filed during the fiscal year ended 2006. In responding, please also note the guidance in Schedule 14A regarding the circumstances under which you may incorporate documents by reference.

The Preliminary Proxy Statement does not incorporate any periodic reports by reference. The Company’s Annual Report on Form 10-KSB/A is set forth as Annex F to the Preliminary Proxy Statement.

3.  Please update your disclosure and ensure consistency with respect to disclosure throughout your filing. In this regard, we refer you to disclosure on page 10 regarding compensation during the fiscal years ended December 31, 2003, 2002 and 2001. The tabular information that follows, however, is with respect to the fiscal year ended 2003-2005. In addition, update your disclosure regarding options held and exercised during the last fiscal year. In this regard, please also note our subsequent comment regarding executive compensation disclosure in general.

We have attempted to ensure that all disclosure has been updated and is consistent throughout the Preliminary Proxy Statement.

4.  We refer you to Securities Act Release NO 8732A and the transitional guidance provided at with respect to disclosure of executive compensation. Please note that disclosure with respect to compensation paid during fiscal 2006 should be included in the filing in the manner prescribed in Item 402 of Regulation S-B and Release 8732A. Please contact us if you have any questions.

The Preliminary Proxy Statement includes executive compensation disclosure for Fiscal 2006 in compliance with Item 402 of Regulation S-B. This disclosure begins on page 14 of the Preliminary Proxy Statement.

5.  We note your response to prior comment 3. It appears that officers, directions and greater that 5% owners accounted for only 35.4% of shares outstanding and proxies solicited. We direct you to Ruke14a-2 of Regulation 14A and the definition of “solicitation”. Based on the information provided regarding the total number or persons solicited and from whom proxies were obtained, it does not appear that you are eligible to make use of Schedule 14C. Please provide a detailed analysis of your eligibility to use Schedule 14C as opposed to Schedule 14A. We may have further comment.

As stated above, the Company has withdrawn its Preliminary Information Statement on Schedule 14C and has filed the Preliminary Proxy Statement.

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
December 5, 2007

Information Statement on Schedule 14C

6.  We refer you to response 4 of your letter dated January 8, 2007. You state that based on the prior valuation provided by Daley-Hodkin, LLC in 2004, you estimated the realized value of equipment exchanged pursuant to the Exchange Agreement to be $150,000. Yet, Daley-Hodkin, LLC assigned an auction value to the equipment of $251,725 and a fair market value of the equipment of $500,350 in 2004. Please provide us with the basis for your assumptions that the estimated realized value of the same equipment would have been reduced so significantly from the auction and fair market values assigned to it in 2004. Your response should provide, if necessary, any reports or appraisals from which you derived the estimated realized value of equipment. In addition, tell us whether du Pasquier & Co.’s valuation of the intellectual property at $200,000 to $300,000 also was based on “realized value” or “potential value in a bankruptcy or at auction.” Finally, provide us with an analysis as to whether this transaction constitutes a sale or other transfer of a substantial part of the company’s assets as set forth in Item 14 of Schedule 14A.

The Company estimated the value of the equipment to be $150,000 by taking the auction value of the equipment of $251,725 assigned by Daley-Hodkin and deducting depreciation expense of approximately $100,000. As the equipment is depreciated over five years, its value should be reduced by approximately 20% per year. Using $250,000 as an initial value, the Company estimated depreciation expense to be approximately $50,000 per year and two years elapsed (2004 and 2005) prior to the exchange transaction, resulting in an estimate of approximately $100,000 for depreciation expense. Accordingly, the Company does not believe that it is necessary to provide any reports or appraisals to explain this calculation.

du Pasquier & Co.’s valuation of the intellectual property at $200,000 to $300,000 was based on potential value in a bankruptcy scenario.

The Company believes that the exchange transaction constitutes a transfer of a substantial part of its assets as set forth in Item 14 of Schedule 14A. Accordingly, the Preliminary Proxy Statement includes the information required by Item 14(b) of Schedule 14A.

The Company acknowledges that various tables in Part III of its Annual Report on From 10-KSB for the year ended December 31, 2006 do not match the same schedules included in the Preliminary Proxy Statement and will consider amending the 10-KSB after the Staff has reviewed the Preliminary Proxy Statement.

In connection with the foregoing responses, the Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filings;

United States Securities and Exchange Commission
Attn: Anne Nguyen Parker
December 5, 2007

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

3.	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to discuss any of the foregoing responses contained herein please do not hesitate to contact me.

Sincerely,

/s/ Craig F. Zappetti
Craig F. Zappetti

CFZ:jmm
cc: Anthony Merante